Exhibit 99.13

Confidential

EXCHANGE AGREEMENT

Selina Hospitality PLC
27 Old Gloucester Street
London WC1N 3AX
United Kingdom

Ladies and Gentlemen:

This EXCHANGE AGREEMENT (this “Exchange Agreement”) is being entered into as of the date set forth on the signature page hereto (the “Exchange Date”), by and between Selina Hospitality PLC, a public limited company duly organized and existing under the laws of England and Wales (the “Company”) and the undersigned investor (the “Investor”).

WHEREAS, the Company has previously issued 6.00% Convertible Senior Notes due 2026 (the “2026 Notes”) to certain investors in an aggregate principal amount at maturity of $147,500,000;

WHEREAS, the Notes were issued pursuant to that certain Indenture (the “Indenture”), dated as of October 27, 2022, between the Company, as Issuer, and Wilmington Trust, National Association, as trustee (in such capacity, the “Old Trustee”);

WHEREAS, the Investor beneficially owns the aggregate principal amount at maturity of Notes set forth on Exhibit A hereto (such Notes beneficially owned by the Investor, the “Old Notes”);

WHEREAS, the Investor desires to exchange the Old Notes in full for: (i) that principal amount of the Company’s 6.00% Senior Secured Notes due 2029 (the “2029 Notes”) set forth on Exhibit A hereto (the “Exchange Notes”), and (ii) that number of warrants to purchase new ordinary shares of the Company with a nominal value of $0.005064 each (rounded to six decimal places) (“Ordinary Shares”) set forth on Exhibit A hereto, such warrants shall only become exercisable upon the requisite grant of authority to allot such Ordinary Shares and the disapplication of any rights of pre-emption in respect of the allotment of those Ordinary Shares from the shareholders of the Company (such accompanying Warrants, the “Warrants” and, together with the Exchange Notes, the “Exchange Securities”), and the Company desires to issue to the Investor the Exchange Securities in exchange for the acquisition and cancellation of the Investor’s Old Notes, including the cancellation of any and all outstanding principal and accrued interest thereon (collectively, the “Note Restructuring”);

WHEREAS, the Investors understand that concurrently with the Note Restructuring, Osprey International Limited or an affiliate thereof (the “Investor”), registered in Cyprus with number HE385659, is making certain new equity investments into the Company, as disclosed in more detailed under the heading “New Osprey Investment Arrangements” included in the Company’s Current Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2023 (the “Investment”);

WHEREAS, concurrently with the execution of this Exchange Agreement, the Company will enter into exchange agreements (the “Other Exchange Agreements” and together with this Exchange Agreement, the “Exchange Agreements”) with certain other institutional accredited investors (the “Other Investors” and together with Investor, the “Investors”), which are on substantially the same terms as the terms of this Exchange Agreement (other than the amount of Old Notes to be exchanged for 2029 Notes, Ordinary Shares and Warrants by the Other Investors), pursuant to which such investors shall agree to exchange (the “Other Exchanges”) on the Closing Date (as defined below) $[●] in aggregate principal amount of 2026 Notes for $[●] in aggregate principal amount of 2029 Notes, inclusive of the Exchange Notes (such 2029 Notes purchased by the Other Investors, together with the Exchange Notes, the “Aggregate Exchange Notes”) and an amount of Ordinary Shares and Warrants as reflected in the Other Exchange Agreements;

2

WHEREAS, the Investor understands that in connection with the Note Restructuring, the Company launched a consent solicitation through DTC, seeking consents to amend certain terms of the 2026 Notes (the “Consent Solicitation”);

WHEREAS, in connection with the issuance of the 2029 Notes on the Closing Date (as defined below), the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and transfer agent for the Exchange Notes (the “Note Transfer Agent”) will enter into an indenture in respect of the 2029 Notes in substantially the form attached hereto as Exhibit E (the “Indenture”); and

WHEREAS, in connection with the issuance of the Warrants on the Closing Date, the Company, as warrant agent (the “Warrant Agent”) will enter into a warrant agreement in respect of the Warrants in substantially the form attached hereto as Exhibit F (the “Warrant Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	Exchange.

a. The Investor hereby irrevocably agrees to exchange the Old Notes (save for the Current Warrant Share Price Amount, as defined below) for the Exchange Securities, and the Company agrees to issue the Exchange Securities in exchange for, and upon surrender of, the Old Notes (save for the Current Warrant Share Price Amount), in each case subject to the terms and conditions set forth herein (such surrender and issuance, the “Exchange”).

b. The Investor and the Company agree and acknowledge that the Company’s liability to pay a portion of the outstanding aggregate amount owed by the Company to the Investor under the Old Notes which is equal to the maximum aggregate exercise price payable by the Investor in consideration the Warrant Price in accordance with the Warrant Agreement as indicated on Exhibit A hereto (the “Current Warrant Share Price Amount”) shall, upon the Exchange becoming effective, be released and discharged by the Investor and the Company agrees and undertakes that the release and discharge of the Current Warrant Share Price Amount by the Investor shall be accepted by the Company in paying up the Warrant Price payable pursuant to the Warrant Agreement and the Investor and the Company acknowledge that the application of the Current Warrant Share Price Amount in such manner is intended to be recognized, in accordance with section 583(3)(c) of the Companies Act 2006, as cash consideration for the allotment of the Ordinary Shares which are to be allotted pursuant to the Warrant Agreement. If the Warrants are not exercised in accordance with the terms of the Warrant Agreement, the parties acknowledge that neither the Company nor the Investor shall have any further obligation or right of use in respect of the Current Warrant Share Price Amount. The Current Warrant Share Price Amount shall be deemed to have been reduced if and to the extent that the number of shares actually issued pursuant to the Warrant Agreement is lower than assumed for the purposes of determining the Current Warrant Share Price Amount, and the parties acknowledge that neither the Company nor the Investor shall have any further obligation or right of use in respect of such portion of the Current Warrant Share Price Amount.

3

c. In the event that as a result of the Exchange, fractional Ordinary Shares would be required to be issued, such fractional shares shall be rounded up or down to the nearest whole share.

d. The Exchange will be exempt under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D thereunder, where available, and the Exchange Securities are intended to be freely transferable without restriction pursuant to Rule 144 under the Securities Act by persons who are not Affiliates of the Company and who have held the Old Notes for the requisite holding period.

2.	Closing.

a. The consummation of the Exchange contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., New York City time, at the offices of Greenberg Traurig, LLP, The Shard, 32 London Bridge Street, London SE1 9SG (the “Closing”) on the latest of (a) ______________, 2024; (b) such date as the conditions to Closing set forth in Section 3 are satisfied or waived; and (c) such other time and place as the Company and the Investor may agree (such latest date, the “Closing Date”).

b. Subject to the terms and conditions of this Exchange Agreement, the Investor hereby exchanges, assigns and transfers to, or upon the order of, the Company, all right, title and interest in such portion of the Old Notes as indicated on Exhibit A hereto and hereby releases and discharges the liability of the Company to the Investor in respect of the Current Warrant Price Share Amount, waives any and all other rights with respect to such Old Notes and the Indenture and releases and discharges the Company from any and all claims the Investor may now have, or may have in the future, arising out of, or related to the Company’s obligations under, such Old Notes and the Indenture, including, without limitation, any claims arising from any existing or past defaults under the Old Notes or the Indenture, or any claims that the Investor is entitled to receive additional interest with respect to the Old Notes.

c. At or prior to 9:30 a.m., New York City time, on the Closing Date, the Investor agrees to deliver to the Company the Old Notes, by directing the eligible participant of The Depository Trust Company (“DTC”) through which the Investor holds a beneficial interest in the Old Notes to submit a withdrawal instruction through DTC’s Deposits and Withdrawal at Custodian (“DWAC”) program to the Old Trustee, for the aggregate principal amount at maturity of the Old Notes to be exchanged pursuant to this Exchange Agreement (the “DWAC Withdrawal”).

d. DTC will act as securities depositary for the Exchange Securities. At or prior to 9:30 a.m. New York City time on the Closing Date, the Investor agrees to direct an eligible DTC participant to submit deposit instructions (the “Exchange DWAC Deposits”) through DTC’s DWAC program to the Note Transfer Agent for the number of Exchange Notes that it is entitled to receive pursuant to this Exchange Agreement, or comply with such other settlement procedures mutually agreed in writing by the Investor and the Company. The Exchange Securities will not be delivered until a valid DWAC Withdrawal of the Old Notes has been received and accepted by the Trustee. If the Closing does not occur, any Old Notes submitted for DWAC Withdrawal will be returned to the DTC participant that submitted the withdrawal instruction in accordance with the procedures of DTC. The Investor acknowledges that each of the DWAC Withdrawal and the Exchange DWAC Deposits must be posted on the Closing Date and that if it is posted before the Closing Date, then it will expire unaccepted and must be resubmitted on the Closing Date.

4

e. For the convenience of the Investor, attached hereto as Exhibit B is a summary of the delivery instructions that must be followed to settle the Exchange through DTC.

f. The Investor acknowledges and understands that other investors are participating in similar exchanges, each of which contemplates a DWAC Withdrawal and an Exchange DWAC Deposit. The Company intends to complete the Exchange DWAC Deposits concurrently for all investors who have submitted valid DWAC Withdrawals and Exchange DWAC Deposits by the deadline above.

g. On the Closing Date, subject to satisfaction of the conditions precedent specified in this Exchange Agreement, and the prior receipt of a valid DWAC Withdrawal conforming with the aggregate principal amount at maturity of the Old Notes to be exchanged by the Investor and a valid Exchange DWAC Deposits conforming with the aggregate number of Exchange Notes to be issued to the Investor in the Exchange, the Company hereby agrees to deliver, by acceptance of such Exchange DWAC Deposit, such Exchange Notes (or comply with such other settlement procedures mutually agreed in writing by the Company and such Exchanging Investor) to the DTC account of such Exchanging Investor specified on Exhibit A to this Exchange Agreement and to issue the Warrants and direct the entry by the Warrant Agent of the Warrants in the Warrant Register (as defined in the Warrant Agreement) in the name of the Investor in accordance with the terms of the Warrant Agreement.

h. If (w) the Trustee is unable to locate the DWAC Withdrawal (x) or the Transfer Agent is unable to locate the Exchange DWAC Deposits or (y) such DWAC Withdrawal does not conform to the Old Notes to be exchanged in the Exchange, then the Company will promptly notify the Investor. If, because of the occurrence of an event described in clause (w), (x) or (y) of the preceding sentence, the Exchange Securities are not delivered on the Closing Date, then such Exchange Securities will be paid or delivered, as applicable, on the first business day following the Closing Date (or as soon as reasonably practicable thereafter) on which all applicable conditions set forth in clauses (w), (x) or (y) of the first sentence of this paragraph have been cured. Unless this Exchange Agreement has been validly terminated pursuant to Section 6 hereof, neither the failure of the Closing to occur on the Closing Date shall (x) terminate this Exchange Agreement, (y) be deemed to be a failure of any of the conditions to Closing set forth in Section 2 hereof, or (z) otherwise relieve any party of any of its obligations hereunder, including Investor’s obligation to surrender the Old Notes in exchange for the Exchange Securities at the Closing in the event the Closing occurs on another date.

i. All authority herein conferred or agreed to be conferred in this Exchange Agreement will survive the dissolution of the Investor, and any representation, warranty, undertaking and obligation of the Investor hereunder will be binding upon the trustees in bankruptcy, legal representatives, successors and assigns of the Investor.

j. For purposes of this Exchange Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.

5

3.	Closing Conditions.

a. The obligation of the Investor to consummate the exchange of Old Notes for the Exchange Securities pursuant to this Exchange Agreement shall be subject to the following conditions, each of which may be waived in writing by the Investor in its discretion:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining, prohibiting or enjoining consummation of the transactions contemplated hereby, and no such governmental authority shall have instituted a proceeding seeking to impose any such restraint or prohibition; and

(ii) the execution of the Old Note Consent Solicitation by no less than 80% of the existing noteholders; and

b. The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Investor contained in this Exchange Agreement are true and correct in all material respects (other than (x) representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects, or (y) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Investor of each of the representations and warranties of the Investor contained in this Exchange Agreement as of the Closing; and

(ii) Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Exchange Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company to consummate the Closing.

c. The obligation of the Investor to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Investor of the additional conditions that, on the Closing Date:

(i) the consummation of the Investment by the Investor and the Note Restructuring by the Other Investors of the Other Exchanges contemporaneously with the Note Restructuring;

(ii) all representations and warranties of the Company contained in this Exchange Agreement are true and correct in all material respects (other than (A) representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Exchange Agreement as of the Closing; and

6

(iii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Exchange Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company to consummate the Closing;

(iv) the Investor shall have received a legal opinion of Greenberg Traurig, LLP, outside counsel to the Company, dated on the Closing Date, in a form reasonably acceptable to the Investor;

(v) the Company shall have issued to the Investor the Exchange Securities being issued to the Investor pursuant to this Exchange Agreement;

(vi) the Company shall have delivered to the Investor a certified copy of the certificate of incorporation and articles of association of the Company within ten (10) business days prior to the Closing Date;

(vii) the Company shall have delivered to the Investor a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (a) the resolutions of its board of directors regarding the agreements and transactions contemplated hereby in a form reasonably acceptable to the Investor, (b) the governing documents of the Company, each as in effect at the Closing;

(viii) the Company notified the Nasdaq Global Market (the “Principal Market”), of the transactions contemplated hereby on December 1, 2023, and previously discussed its reliance on the “home country” exemptions from certain corporate governance rules with its Nasdaq listing representative, and will file the applicable listing of additional shares notification to the Principal Market on the Closing Date, and as of the Closing Date, the Principal Market shall not have made any objection (not subsequently withdrawn) to the Company in writing that the consummation of the transactions contemplated hereby would violate the Principal Market’s listing rules applicable to the Company and that if not withdrawn would result in the suspension or delisting of the Company’s ordinary shares from the Principal Market, and no other approvals or consents from the Principal Market are required for the completion of the Note Exchange, the Other Exchanges or the Investment;

(ix) to the extent required to give effect to the Company’s obligations pursuant to this Exchange Agreement, on or prior to the Closing Date, the Company shall have delivered all irrevocable instructions to, and shall have received acknowledgement from, each relevant transfer agent, depositary or clearing system in order for the Company to perform its obligations pursuant to this Exchange Agreement; and

7

(x) the quotation or listing of the Ordinary Shares on the Principal Market shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market, nor shall suspension have been threatened as of the Closing Date, either in writing by the SEC or the Principal Market or by virtue of the Company falling below the minimum listing maintenance requirements of the Principal Market, other than the Nasdaq notice received by the Company and disclosed in its Current Report on Form 6-K on September 12, 2023.

4. Company Representations and Warranties. The Company represents and warrants to the Investor that:

a. The Company (i) is a public limited company validly existing under the laws of England and Wales, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Exchange Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Exchange Agreement, a “Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Exchange Agreement; provided, however, that, in the case of clause (a), none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been a Company Material Adverse Effect: (i) any change or proposed change in or change in applicable law or generally accepted accounting principles applicable to the Company (including, in each case, the interpretation thereof) after the date of this Exchange Agreement; (ii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, mudslide, wildfire, natural disaster, epidemic, disease outbreak, pandemic (including, for the avoidance of doubt, the novel coronavirus, SARS-CoV-2 or COVID-19 and all related strains and sequences) or other acts of God, (vi) any actions taken or not taken by the Company as required by this Exchange Agreement.

b. As of the Closing Date, the Exchange Notes will be duly authorized and, when issued and delivered to the Investor against surrender of the Old Notes by delivery of the Exchange Notes in accordance with the terms of this Exchange Agreement, will be validly issued and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other applicable laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”), and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of England and Wales.

8

c. Upon the requisite grant of authority to allot the Ordinary Shares underlying the Warrants, and the disapplication of any rights of pre-emption in respect of the allotment of those Ordinary Shares from the shareholders of the Company, the Ordinary Shares to be issued upon exercise of the Warrants will be duly authorized and, when issued and delivered to the Investor in accordance with the terms of this Exchange Agreement and the Warrant Agreement, will be validly issued and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to the Enforceability Exceptions, and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of England and Wales.

d. The Indenture has been duly authorized by the Company and, when duly executed and delivered by the Trustee, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to the Enforceability Exceptions.

e. The Exchange Securities are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the Investor or any other holder of the Exchange Securities to pledge, sell, assign or otherwise transfer the Exchange Securities under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in the Indenture, the Warrant Agreement and Section 4(d) of this Exchange Agreement with respect to the status of the Exchange Securities as “restricted securities” or “control securities” under the Securities Act; provided that, assuming that the representations of the Investor in the Rule 144 Letter are true and correct, the Exchange Securities will not be “restricted securities” under the Securities Act and will be issued without legends restricting their transfer. For purposes of Rule 144 of the Securities Act, the holding period of the Exchange Securities may be tacked on to the holding period of the Old Notes.

f. This Exchange Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Investor, this Exchange Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

g. The execution and delivery of this Exchange Agreement, the issuance and offer of the Exchange Notes, the issuance and delivery of Ordinary Shares upon exercise of the Warrants in accordance with the terms of the Warrant Agreement and the compliance by the Company with all of the provisions of this Exchange Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Exchange Securities.

9

h. Assuming the accuracy of the representations and warranties of Investor, save as set out herein, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization in connection with the execution, delivery and performance of this Exchange Agreement (including, without limitation, the issuance of the Exchange Securities), other than (i) filings required by applicable English or U.S. state securities laws, (ii) those that will be obtained, made or given, as applicable, on or prior to the Closing, and (iii) consents, waivers, authorizations, orders, notices or filings, the failure of which to obtain, make or give would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s legal authority to consummate the transactions contemplated hereby, including the issuance and sale of the Exchange Securities.

i. Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Exchange Securities, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

j. Assuming the accuracy of all of Investor’s representations and warranties set forth in Section 4 of this Exchange Agreement, no registration under the Securities Act is required for the issuance of the Exchange Securities by the Company to the Investor, and the Exchange Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities law.

k. Except for such matters as have not had a Company Material Adverse Effect, the Company is in compliance with all English, and U.S. state and federal laws applicable to the conduct of its business. The Company has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect as of the date hereof, there is no (i) action, lawsuit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

10

l. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial offer of the Exchange Securities not being exempt from the registration requirements of Section 5 of the Securities Act.

m. The Company is not, and immediately after receipt of consideration for the Exchange Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

n. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Exchange Securities may be pledged by the Investor in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Exchange Securities hereunder, and the Investor effecting a pledge of Exchange Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Exchange Agreement, provided that such pledge shall be pursuant to an available exemption from the registration requirements of the Securities Act.

o. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and all the foregoing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, as of their respective filing dates, and at the time they were filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with IFRS (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of an unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of each of the Company and its subsidiaries, on a consolidated basis, at the respective dates thereof and the results of operations and cash flows for the periods indicated. The Company is not currently planning to amend or restate any of its financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents, nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate its financial statements, in each case, in order for any of its financial statements to be in material compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of its financial statements or that there is a need for the Company to do so.

11

p. Other than as disclosed publicly (including in the SEC Documents), since March 31, 2023 there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations of the Company and its subsidiaries, taken as a whole, and there is no change known to the Company or any facts or circumstances that would reasonably be expected to give rise to or cause such a change, other than as disclosed to the Investor. The Company has not sought protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, and, none of its creditors has initiated or, to the knowledge of the Company, has threatened to initiate, involuntary bankruptcy proceedings against the Company or any of its subsidiaries. The Company and its subsidiaries, on a consolidated basis, are not as of the date hereof, and after giving effect to this Exchange Agreement and the transactions contemplated hereby and thereby to occur at or subsequent to Closing, will not be insolvent.

q. No event, liability, development or circumstance has existed or exists, or is contemplated to occur, as the date hereof or as of the Closing Date (as applicable), with respect to the Company, its subsidiaries or their respective business, properties, prospects, operations or financial condition that required disclosure by the Company on a Current Report or Form 6-K, or would require disclosure on Form 6-K within the four business days following the date hereof or the Closing Date (as applicable) upon such occurrence, and that has not been filed with the SEC.

r. Neither the Company nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries, except in all cases for violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since October 27, 2022, (i) the issued and outstanding Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market, other than the Nasdaq notice received by the Company and disclosed in its Current Report on Form 6-K on September 12, 2023.

s. None of the officers, directors or employees of the Company or any of its subsidiaries is presently party to any transaction with the Company or any of its subsidiaries that would be required to be disclosed pursuant to Item 7.B of Form 20-F promulgated under the Exchange Act and that has not been disclosed in the SEC Documents.

t. As of the date hereof, the issued share capital of the Company consisted of 109,260,826 Ordinary Shares. All of such outstanding shares are duly authorized and have been validly issued and fully paid. All of such outstanding shares are duly authorized and have been, or upon issuance, will be, validly issued and fully paid. Other than as disclosed to the Investor (including the capitalization table provided to the Investor in connection herewith) or as disclosed publicly (including in the SEC Documents):

(i) there are no outstanding options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional capital stock of the Company or options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company;

12

(ii) there are no outstanding securities or instruments of the Company which contain redemption or similar provisions;

(iii) there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; and

(iv) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Warrants.

u. Other than as disclosed to the Investor or as disclosed publicly (including in the SEC Documents), as of June 30, 2023, the Company did not have (save for any intra-company or intra-group amounts) any Indebtedness (as defined in the Indenture) with a value in excess of $10,000,000 or is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

v. The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

w. There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the actual knowledge of the Company, without inquiry, threatened against of affecting the Company (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Exchange Agreement or the Ordinary Shares.

x. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged, except where the failure to be so insured would not have a Material Adverse Effect.

y. The Company has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except, (i) taxes that are being contested in good faith by appropriate proceedings and for which the Company or such subsidiary, as appliable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

13

z. Subject to the material weaknesses identified in the Company’s 2022 annual report on Form 20-F filed by the Company on April 28, 2023, (i) the Company maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (ii) the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in reports it filed or submits under the Exchange Act and under the Companies Act 2006 (UK) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Companies Act 2006, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act and the Companies Act 2006 is accumulated and communicated to the Company’s management.

aa. All disclosure provided to the Investor regarding the Company and its subsidiaries, their businesses and the transactions contemplated hereby, furnished by or on behalf of the Company or any of its subsidiaries is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that the Investor does not make or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 4.

bb. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants formerly or presently employed by the Company. The Company’s position with respect to any fees owed to its accountants could not reasonably be expected to affect the Company’s ability to perform any of its obligations under this Exchange Agreement.

cc. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its subsidiaries and their respective officers, directors, employees and agents with Anti-Corruption Laws and applicable economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by (a) the United States government, (b) the United Nations, (c) the European Union and any EU member state, (d) the United Kingdom, (e) the respective Governmental Authorities of any of the foregoing, including without limitation, OFAC, the United States Department of State and His Majesty’s Treasury (“Sanctions”), and the Company, its subsidiaries and their respective officers and directors and, to the knowledge of the Company, its employees and agents are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Company being designated as a Restricted Person. No issuance of the Securities or the use of proceeds, the transactions contemplated hereby and by the Transaction Documents will violate Anti-Corruption Laws or applicable Sanctions. “Restricted Person” means: (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or any other list of prohibited or restricted parties promulgated by OFAC, the Department of Commerce, or the Department of State (“Consolidated Sanctions Lists”), or a person or entity prohibited or restricted by any OFAC sanctions program, or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) a person or entity listed on the Sectoral Sanctions Identifications (“SSI”) List maintained by OFAC or otherwise determined by OFAC to be subject to one or more of the Directives issued under Executive Order 13662 of March 20, 2014, or on any other of the OFAC Sanctions Lists, (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by, acting on behalf of, or controlled by, one or more persons described in subsections (i) or (ii), (iv) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Myanmar, Venezuela, Syria, the Crimea and the non-government controlled areas of the Zaporizhzhia and of the Kherson Regions of Ukraine and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (v) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, or Unverified List (“BIS Lists”), (vi) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (vii), a “Restricted Person”).

14

dd. The operations of the Company are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and anti-money laundering statutes of all applicable jurisdictions, to the extent applicable, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Agency involving the Company, any of its affiliates with respect to Anti-Money Laundering Laws is pending or, so far as the Company is aware, threatened.

ee. Neither the Company nor any director or officer of the Company has (i) made, offered, promised, or requested, agreed to receive, taken or accepted a financial or other advantage that would constitute an offence under the Bribery Act 2010; (ii) bribed another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Company; (iii) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iv) made or taken an act in furtherance of an offer, promise or authorisation of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organisation, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (v) violated or is in violation of any Anti-Corruption Law; or (vi) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. “Associated Person” has the meaning given in section 8 of the Bribery Act 2010.

ff. The Company has instituted, maintained and enforced, and will continue to maintain and enforce policies and procedures reasonably designed to promote and ensure compliance with all applicable Anti-Corruption Laws. “Anti-Corruption Laws” means: (i) the Bribery Act 2010; (ii) the Foreign Corrupt Practices Act 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time; and (iii) any other applicable law in any applicable jurisdiction which (1) prohibits the offering, promising, or giving, or requesting, agreeing to receive or accepting of a gift, payment or other financial or other benefit or advantage on any person or any officer, employee, agent or adviser of any such person; and/or (2) was intended to enact the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1977 or is broadly equivalent to (1) or (2) or which otherwise has as its objective the prevention of corruption.

15

gg. Neither the Company nor any director or officer of the Company, nor, so far as the Company is aware, any employee, agent, affiliate, Associated Person or other person associated with or acting on behalf of the Company has been investigated or is involved in an investigation (as a witness or possible suspect), inquiry, proceedings or is subject to a pending or threatened investigation in relation to any of the matters set out in paragraph ff above by any Agency, and so far as the Company is aware, no such investigation, inquiry or proceedings have been threatened or are pending.

hh. Without the consent of Investors holding at least a majority of the aggregate number of the Warrants, the Company agrees and covenants that it shall not, while any of the Exchange Securities are outstanding, permit any management incentive plans, whether now existing or entered into after the date hereof, to exceed 15% (on an a fully-exercised basis) of the total common equity (including common equity equivalents) of the Company at any time.

5. Investor Representations and Warranties. The Investor represents and warrants to the Company that as of the date hereof:

a. The Investor (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Exchange Agreement.

b. This Exchange Agreement has been duly executed and delivered by Investor, and assuming the due authorization, execution and delivery of the same by the Company, this Exchange Agreement shall constitute the valid and legally binding obligation of Investor, enforceable against the Investor in accordance with its terms, subject to the Enforceability Exceptions.

c. The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act), in either case, satisfying the applicable requirements set forth on Annex A hereto, and an “institutional account” as defined in FINRA Rule 4512(c), (ii) is acquiring the Exchange Securities only for its own account and not for the account of others, or if Investor is subscribing for the Exchange Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an institutional accredited investor and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Exchange Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A). The Investor is not an entity formed for the specific purpose of acquiring the Exchange Securities.

16

d. Investor understands that the Exchange Securities are being offered in an offshore transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Exchange Securities have not been registered under the Securities Act or any U.S. state securities laws.

e. The Investor, to the extent the Investor is an Affiliate of the Company, acknowledges and agrees, except as otherwise provided herein, that the Exchange Securities may not be offered, resold, transferred, pledged (other than in connection with ordinary course prime brokerage relationships) or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S under the Securities Act) or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including Rule 144), and, in each of cases (ii) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book-entry positions or certificates representing the Exchange Securities shall contain a restrictive legend or notation to such effect. The Investor, to the extent the Investor is an Affiliate of the Company, understands and agrees the Exchange Securities may be subject to transfer restrictions under applicable securities laws and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge (other than in connection with ordinary course prime brokerage relationships) or otherwise dispose of the Exchange Securities and may be required to bear the financial risk of an investment in the Exchange Securities for an indefinite period of time. The Investor understands that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, pledge, transfer or disposition of any of the Exchange Securities. For purposes of this Exchange Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Exchange Agreement.

Investor understands and agrees that the Investor is receiving the Exchange Securities directly from the Company. The Investor further acknowledges that there have not been, and the Investor hereby expressly and irrevocably acknowledges and agrees that it is not relying on, any representations, warranties, covenants, agreements or statements made to the Investor by or on behalf of the Company or its affiliates or any of the respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication (including by omission), other than those representations, warranties, covenants, agreements and statements of the Company expressly set forth in this Exchange Agreement and in the Indenture, and the Investor is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission) are hereby disclaimed by Investor. The Investor acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

f. [Reserved].

17

g. The Investor became aware of this offering of the Exchange Securities solely by means of direct contact between the Investor and the Company, and the Exchange Securities were offered to the Investor solely by direct contact between the Investor and the Company. The Investor did not become aware of this offering of the Exchange Securities, nor were the Exchange Securities offered to the Investor, by any other means. The Investor acknowledges that the Exchange Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company or any of it respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Company contained in Section 4 of this Exchange Agreement, in making its investment or decision to invest in the Company and participate in the Exchange.

h. The Investor acknowledges that it is aware that there are substantial risks incident to the exchange for, and ownership of the Exchange Securities (including, without limitation, the risks set out in the Company’s 2022 annual report on Form 20-F filed with the SEC on April 28, 2023). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

i. Alone, or together with any professional advisor(s), Investor represents and acknowledges that Investor has adequately analyzed and fully considered the risks of an investment in the Exchange Securities and determined that the Exchange Securities are a suitable investment for Investor and that Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of Investor’s investment in the Company. Investor acknowledges specifically that a possibility of total loss exists. The

j. Investor understands and agrees that no English or U.S. federal or state agency has passed upon or endorsed the merits of the offering of the Exchange Securities or made any findings or determination as to the fairness of this investment.

k. Investor is not a Restricted Person. Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Investor is permitted to do so under applicable law. Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Investor also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC and BIS sanctions programs, including for Restricted Persons, and otherwise to ensure compliance with all applicable sanctions and embargo laws, statutes, and regulations. Investor is not a “foreign person,” “foreign government,” or a “foreign entity,” in each case, as defined in Section 721 of the Defense Production Act of 1950, as amended, including, without limitation, all implementing regulations thereof (the “DPA”). Investor is not controlled, in whole or in part, by a “foreign person,” as defined in the DPA.

18

l. If Investor is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, then Investor represents and warrants that neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Exchange Securities, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Exchange Securities.

m. No broker, finder or other financial consultant has acted on behalf of Investor in connection with this Exchange Agreement or the transactions contemplated hereby in such a way as to create any liability on the Company.

n. Except for the representations and warranties contained in this Section 5, the Investor makes no express or implied representation or warranty, and Investor hereby disclaims any such representation or warrant with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated herein.

o. The Investor acknowledges that, if it is a United States person for U.S. federal income tax purposes, either (a) the Company must be provided with a correct taxpayer identification number (“TIN”) (generally a person’s social security or federal employer identification number) and certain other information on a properly completed and executed Internal Revenue Service (“IRS”) Form W-9, which is provided herein on Exhibit D attached to this Exchange Agreement, or (b) another basis for exemption from backup withholding must be established. The Investor further acknowledges that, if the Investor is not a United States person for U.S. federal income tax purposes, the Company must be provided the appropriate properly completed and executed IRS Form W-8, attesting to that non-U.S. Exchanging Investor’s foreign status and certain other information as may be reasonably necessary to reduce or eliminate any withholding or deduction, including information establishing an exemption from withholding under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended. The Investor further acknowledges that it may be subject to 30% U.S. federal withholding on amounts, if any, attributable to accrued and unpaid interest, or 24% U.S. federal backup withholding on certain payments or deliveries made to such Investor unless such Investor properly establishes an exemption from, or a reduced rate of, such withholding or backup withholding.

p. The Investor is the beneficial owner of the Old Notes set forth on Exhibit A hereto. The Investor has good, valid and marketable title to the Old Notes, free and clear of any free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto (collectively, “Liens”) (other than pledges or security interests that the Investor may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker). The Investor has not, in whole or in part, except as described in the preceding sentence, (a) assigned, transferred, hypothecated, pledged, exchanged or otherwise disposed of any of its rights, title or interest in or to the Old Notes, or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to the Old Notes. Upon the Investor’s delivery of the Old Notes to the Company pursuant to the Exchange, the Company will acquire good, marketable and unencumbered title to the Old Notes, free and clear of all Liens.

19

q. The Investor is not, and has not been during the consecutive three-month period preceding the date hereof, a director, officer or “affiliate” within the meaning of Rule 144 promulgated under the Securities Act of the Company. The Investor has held the Old Notes continuously for a period of 12 months prior to the date hereof. The Investor shall have promptly provided a signed copy of the Rule 144 Letter in the form attached hereto as Exhibit G on or before the date hereof.

r. The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act.

6. Termination. This Exchange Agreement shall terminate and be of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) upon the mutual written agreement of the Company and Investor to terminate this Exchange Agreement, (b) the Closing Date not having occurred on or before ______________, 2024, or (c) if, on the Closing Date, any of the conditions to Closing set forth in Section 2 of this Exchange Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a valid waiver is capable of being issued) by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Exchange Agreement are not consummated; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including, for the avoidance of doubt, an Investor’s willful breach of Section 3(b) of this Exchange Agreement with respect to its representations, warranties and covenants as of the date of the Closing) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

7. Miscellaneous.

a. Neither this Exchange Agreement nor any rights that may accrue to the Investor hereunder (other than the Exchange Securities acquired hereunder) may be transferred or assigned.

b. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7(b).

c. Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties made by Investor contained in this Exchange Agreement. Prior to the Closing, Investor agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Investor set forth herein are no longer accurate in all material respects. The Company acknowledges that Investor and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Exchange Agreement.

20

d. The Investor agrees and acknowledges that upon becoming a holder (beneficially or legally) of any shares of the Company (whether pursuant to the transactions contemplated herein or otherwise), the Investor will be deemed to give to the Company the undertakings and commitments set out in Exhibit H hereto.

e. Each of the Company and the Investor is irrevocably authorized to produce this Exchange Agreement or a copy hereof to any interested party as requested or required by law, rule or regulation in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided that, with respect to production by the Company, such party will provide Investor with at least three (3) Business Days’ prior written notice of such production to the extent legally permissible and subject to Section 6(s).

f. Regardless of whether the Closing occurs and unless otherwise agreed between the Company and the Investor, Investor shall pay all of its own expenses in connection with this Exchange Agreement and the transactions contemplated herein.

g. Regardless of whether the Closing occurs, the Company shall be solely responsible for and shall bear all costs and expenses incurred by or on behalf of the Company in connection with this Exchange Agreement.

h. Neither this Exchange Agreement nor any rights that may accrue to the Investor hereunder (other than the Exchange Securities acquired hereunder, if any) may be transferred or assigned. Neither this Exchange Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned. Notwithstanding the foregoing, Investor may assign its rights and obligations under this Exchange Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Company’s prior written consent, to another person, provided that, in each case, (i) no such assignment shall relieve Investor of any of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief, and (ii) such assignee agrees in writing to be bound by the terms hereof.

i. All the agreements, representations and warranties made by each party hereto in this Exchange Agreement shall survive the Closing.

j. The Company may request from Investor such additional information as the Company may reasonably determine necessary to evaluate the eligibility of Investor to acquire the Exchange Securities or otherwise consummate or evidence the transaction contemplated by this Exchange Agreement, and Investor shall promptly provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures, provided that Company agrees to keep any such information provided by Investor confidential. Investor hereby agrees that the Exchange Agreement, as well as the nature of Investor’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the Commission in each case without the Investor’s prior written consent, including filing of a copy of this Exchange Agreement with the SEC as an exhibit to a current or periodic report of the Company.

21

k. This Exchange Agreement may not be terminated other than pursuant to the terms of Section 6 above. The provisions of this Exchange Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

l. This Exchange Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof.

m. Except as otherwise provided herein, this Exchange Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

n. Each of the parties hereto shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Exchange Agreement and to enforce specifically the terms and provisions of this Exchange Agreement to cause the Closing to occur if the conditions in Section 2 of this Exchange Agreement have been satisfied or, to the extent permitted by applicable law, waived by the applicable party entitled to waive any such condition. Each party hereto further agrees that none of the parties hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7(m), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

o. If any provision of this Exchange Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Exchange Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. If not previously delivered to the Company, prior to or at the Closing, Investor shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8, a provided in Exhibit D hereto.

p. This Exchange Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

22

q. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Exchange Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Exchange Agreement and to enforce specifically the terms and provisions of this Exchange Agreement, this being in addition to any other remedy to which such party is entitled to seek at law, in equity, in contract, in tort or otherwise. The parties hereto further agree not to assert that a remedy of specific enforcement pursuant to this Section 7(p) is unenforceable, invalid, contrary to applicable law or inequitable for any reason and to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. The parties acknowledge and agree that this Section 7(p) is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Exchange Agreement.

r. This Exchange Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

s. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS EXCHANGE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS EXCHANGE AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS EXCHANGE AGREEMENT.

t. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Exchange Agreement must be brought exclusively in the state courts of New York or in the federal courts located in the state and county of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Exchange Agreement may be brought in any other forum. Notwithstanding the foregoing, a final judgement in any such action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 6(a) of this Exchange Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

23

u. This Exchange Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Exchange Agreement, or the negotiation, execution or performance of this Exchange Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Exchange Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

v. The obligations of Investor under this Exchange Agreement are several and not joint with the obligations of any Other Investor or any other investor under the Other Exchange Agreements, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under this Exchange Agreement or any other investor under the Other Exchange Agreements. The decision of Investor to purchase the Exchange Securities pursuant to this Exchange Agreement has been made by Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Exchange Agreement, and no action taken by Investor or investor pursuant hereto or thereto, shall be deemed to constitute Investor and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Investor and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Exchange Agreement and the Other Exchange Agreements. Investor acknowledges that no Other Investor has acted as agent for Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of Investor in connection with monitoring its investment in Exchange Securities or enforcing its rights under this Exchange Agreement. Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Exchange Agreement, and it shall not be necessary for any Other Investor or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

24

IN WITNESS WHEREOF, the Investor has executed or caused this Exchange Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:

By:
Name:
Title:

25

IN WITNESS WHEREOF, the Company has accepted this Exchange Agreement as of the date set forth below.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

Date: 25 January, 2024

26

EXHIBIT A

Investor Information

Legal Name of Investor:____________________________________________________________________

If an entity, State/Country of Formation or Domicile: ______________________________________

Taxpayer ID or Social Security Number: ________________________________________________

Address: _______________________________________________________________________

Book Entry Delivery Instructions:

Aggregate principal amount at maturity of Old Notes (must be a multiple of $1,000):	$	,000

Number of Exchange Notes to be issued in exchange for Old Notes:

Number of Warrants to be issued in exchange for Old Notes:

Current Warrant Price Share Amount: $_________

Investor’s Address:
Telephone:
Country (and, if applicable, State) of Residence:
Taxpayer Identification Number:

DTC Participant Account for Delivery of Exchange Notes

DTC Participant Number:

DTC Participant Name:

DTC Participant Phone Number:

DTC Participant Contact Email:

Account # at DTC Participant:

A-1

EXHIBIT B

Exchange Procedures

NOTICE TO INVESTOR

Attached are Investor Exchange Procedures for the settlement of the exchange (the “Exchange”) of 6.00% Convertible Senior Notes due 2026, CUSIP 81635BAA6 (the “Old Notes”) of Selina Hospitality PLC (the “Company”) for (i) the Company’s 6.00% Senior Secured Notes due 2029 (the “Exchange Notes”), and (ii) warrants to purchase ordinary shares of the Company with a nominal value of $0.005064 each (rounded to six decimal places), CUSIP G8059B 10 1 (the “Ordinary Shares”), such Ordinary Shares to be issued by the Company upon the requisite grant of authority to allot such Ordinary Shares and the disapplication of any rights of pre-emption in respect of the allotment of those Ordinary Shares from the shareholders of the Company (collectively, the “Exchange Securities”), pursuant to the Exchange Agreement, dated as of [●], 2024, between you and the Company, which is expected to occur on [●], 2024. To ensure timely settlement, please follow the instructions for the Exchange as set forth on the following page.

Your failure to comply with the attached instructions may delay your receipt of the Exchange Securities.

If you have any questions, please contact [●] at ([●]) [●]-[●] or [●]@[●].

Thank you.

B-1

Delivery of the Exchange Notes

You must direct the eligible DTC participant through which you hold a beneficial interest in the Old Notes to post on ______________, 2024, no later than 9:30 a.m., New York City time, withdrawal instructions through DTC via DWAC for the aggregate principal amount of Old Notes (CUSIP 81635BAA6) set forth in Exhibit A of the Exchange Agreement to be exchanged. It is important that this instruction be submitted and the DWAC posted on ______________, 2024; if it is posted before ______________, 2024 then it will expire unaccepted and will need to be re-posted on ______________, 2024.

Closing

On ______________, 2024, after the Company receives your Old Notes and your delivery instructions as set forth above, and subject to the satisfaction of the conditions to Closing as set forth in the Exchange Agreement, the Company will deliver the Exchange Securities in accordance with the delivery instructions above.

B-2

EXHIBIT C

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A. QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B. INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

☐	We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act) and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

☐	We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Company reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, an entity in which all of the equity owners are accredited investors, any entity, not captured in the foregoing, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000, any “family office” with assets in excess of $5,000,000 and any “family client” of a “family office” with assets in excess of $5,000,000;

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐	Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person;

☐	Any director, executive officer, or general partner of the Company of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that Company;

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor
and constitutes a part of the Exchange Agreement.

C-1

EXHIBIT D

Under U.S. federal income tax law, a holder who exchanges Old Notes for the Exchange Securities generally must provide such holder’s correct taxpayer identification number (“TIN”) on IRS Form W-9 (attached hereto) or otherwise establish a basis for exemption from backup withholding (unless previously delivered to the Company and not subject to update). A TIN is generally an individual holder’s social security number or a holder’s employer identification number. If the correct TIN is not provided, the holder may be subject to a $50 penalty imposed by the IRS. In addition, certain payments made to holders may be subject to U.S. backup withholding tax (currently set at 24% of the payment). If a holder is required to provide a TIN but does not have the TIN, the holder should consult its tax advisor regarding how to obtain a TIN. Certain holders are not subject to these backup withholding and reporting requirements. Non-U.S. Holders generally may establish their status as exempt recipients from backup withholding by submitting a properly completed applicable IRS Form W-8 (available from the Company or the IRS at www.irs.gov), signed, under penalties of perjury, attesting to such holder’s exempt foreign status. U.S. backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS. Holders are urged to consult their tax advisors regarding how to complete the appropriate forms and to determine whether they are exempt from backup withholding or other withholding taxes.

D-1

EXHIBIT E

[Form of Indenture]

E-1

EXHIBIT F

[Form of Warrant Agreement]

F-1

EXHIBIT G

[Form of Rule 144 Investor Letter]

[Insert name and address of selling shareholder broker]

[Date], 2024

Re:	Removal of Restrictive Legend from [insert number of shares] Ordinary Shares (the “Shares”) of Selina Hospitality PLC (the “Issuer”) Pursuant to SEC Rule 144 (“Rule 144”)

Dear Ladies and Gentlemen:

In connection with my receipt of [insert number of shares] Shares from the Issuer in exchange for a certain portion of those 6.00% Convertible Senior Notes due 2026 (the “Notes”) previously issued to me by the Issuer pursuant to an Exchange Agreement dated the date hereof, I would like to have the restrictive legend on such Shares of the Issuer removed and am submitting this letter to present all facts necessary under Rule 144 of the Securities Act of 1933 to authorize such removal. In this connection, I advise the Company’s transfer agent and the Company as follows:

1.	That I obtained the aforesaid securities in the following manner: The Notes for which the Shares are being exchanged were fully paid for by me and a minimum of one year has elapsed since the date that the Notes were acquired from the Issuer as described in Rule 144.

2.	Pursuant to Section (d)(3)(ii) of Rule 144, the Shares shall be deemed to have been acquired at the same time as the Notes surrendered for exchange because the Shares are being acquired from the Issuer solely in exchange for the Notes.

3.	I am familiar with the terms, conditions and requirements of Rule 144.

4.	I am not and will not be acting in concert with any other person for the purpose of selling securities of Company.

5.	I am not aware of any material, non-public information about the Company.

6.	I am not an underwriter with respect to the Shares, nor will any future sale of the Shares be part of a distribution of securities of the Issuer.

7.	I am not, and have not been during the preceding three months from the date of this representation letter, an officer, director or holder of 10% or more of the outstanding equity securities of the Company; I am not in any other way an “affiliate” of the Company, as defined in Rule 144; and I do not alone or together with any other person, exercise control over the Company.

Each of the Issuer, the Issuer’s transfer agent and the Issuer’s legal counsel, Greenberg Traurig, LLP, may rely upon the foregoing representations and statements in connection with any actions taken or to be taken to implement the request to remove the restrictive legend from the aforementioned Ordinary Shares of the Issuer and I agree that such parties shall have no liability in connection with their reliance on such representations and statements.

Very truly yours,

(Legal name of exchanging noteholder)

(Signature of exchanging noteholder)

(Date)

EXHIBIT H

INVESTOR’S UNDERTAKINGS TO VOTE AND SUPPORT CERTAIN ACTIONS

The Investor acknowledges that the Company proposes to undertake a series of fundraising and liability restructuring transactions pursuant to which the Company intends to raise up to US$68,000,000 in the form of new equity funding from certain existing and new investors in the Company (the “New Fundraising”) and restructure certain liabilities, including, without limitation, the indebtedness under the 2026 Notes and the indebtedness under the $15.6 million of secured convertible notes issued to Osprey International Limited, registered in Cyprus with number HE38565 (“Osprey”) by Selina Management Company UK Ltd on 26 June 2023 and 31 July 2023, respectively (the “Osprey Notes”), as part of the fundraising arrangements agreed with Osprey and announced by the Company via a Report on Form 6-K issued on 27 June 2023 (the “Osprey Arrangements”), as well as the warrants to subscribe for further shares issued to Osprey in connection with the Osprey Notes (collectively, as announced by the Company via a Report on Form 6-K issued on 4 December 2023, the “Transactions”), and that portions of the Transactions will be conditional, inter alia, on the passing of resolutions of the shareholders of the Company to grant the directors of the Company sufficient authority to allot, and disapply any rights of pre-emption in respect of the allotment of, new ordinary shares in the Company, having a nominal value of $0.005064 each (rounded to six decimal places; the “Ordinary Shares”), to allow the Company to complete the Transactions and, for the avoidance of doubt, issue Ordinary Shares in the future as required pursuant to the terms and conditions of the Transactions as set out in binding agreements entered into or to be entered into in connection with the Transactions (collectively, the “Resolutions”). Without limiting the generality of the foregoing, the authorizations to be requested under the Resolutions are based upon the following Transactions:

(i)	The issuance of up to 40,000,000 Ordinary Shares on a non-preemptive basis in connection with an equity investment of $8.0 million into the Company to be made by Osprey or its affiliate;

(ii)	The issuance of up to 100,000,000 Ordinary Shares on a non-preemptive basis in connection with the future conversion of up to $10.0 million principal amount of indebtedness and accrued interest due under new notes to be issued to Osprey or its affiliate in exchange for the 2026 Notes held by or to be assumed by Osprey or its affiliate;

(iii)	The issuance of up to 116,000,000 Ordinary Shares on a non-preemptive basis in connection with the future conversion of up to $11.6 million principal amount of indebtedness and accrued interest due under the Osprey Notes at a reduced conversion price of $0.10 per Ordinary Share or greater;

(iv)	The issuance of up to 51,000,000 Ordinary Shares on a non-preemptive basis to certain existing investors under penny warrants issued or to be issued to such investors in connection with investments made by them as part of the Osprey Arrangements;

(v)	The issuance of up to 381,000,000 Ordinary Shares on a non-preemptive basis pursuant to the future exercise of penny warrants issued or to be issued to Osprey or its affiliate in connection with further investment to be made by Osprey as part of the Transactions;

(vi)	The issuance of up to 235,000,000 Ordinary Shares on a non-preemptive basis pursuant to the future exercise of penny warrants issued or to be issued to holders of 2026 Notes in connection with the restructuring of such 2026 Notes, including the issuance of new notes in exchange for such 2026 Notes, which new notes, among other things, will be issued in a principal amount equal to 60% of the principal amount of the 2026 Notes, have an extended maturity date of 1 November 2029 and provide for interest to accrue and be paid in kind at maturity;

(vii)	The issuance of up to 272,000,000 Ordinary Shares on a non-preemptive basis to (A) investors for the investment of up to $20.0 million in new equity investment on the same terms and conditions as Osprey or such other terms and conditions as the parties may agree, and/or (B) to the holders of the 2026 Notes in connection with the exchange of those 2026 Notes; and

(viii)	The issuance of up to 200,000,000 Ordinary Shares on a non-preemptive basis in connection with an optional investment of up to $20.0 million to be made by Osprey or its affiliate.

The Investor acknowledges that the Company intends to propose the Resolutions at a general meeting of shareholders of the Company to be convened and held in the first quarter of 2024 (the “General Meeting”), notice of which the Company proposes to despatch to shareholders by not later than 31 March 2024 (the “Notice of Meeting”).

This Exhibit sets out certain terms and conditions pursuant to which the Investor, upon becoming a shareholder of the Company, will be deemed to undertake to support the Transactions by voting in favour of the Resolutions.

The Investor further acknowledges that following completion of the Transactions, it is intended that the ordinary shares of the Company, which are currently listed on the Nasdaq Global Market (the “Principal Market”), will be de-listed from the Principal Market and that the Company intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12h-6 thereunder once all the conditions are met and that as a result, the Company would cease to be a reporting company (the “De-Listing”). The Investor further acknowledges that the De-Listing may be conditional, inter alia, on the passing of certain resolutions of the shareholders of the Company to approve the de-listing (the “De-Listing Resolutions”). The Investor acknowledges that the Company intends to propose, to the extent they are required, the De-Listing Resolutions at a general meeting of shareholders of the Company to be convened and held not later than 30 June 2024 (the “De-Listing General Meeting”), notice of which the Company proposes to despatch to shareholders by not later than 31 May 2024.

The Investor irrevocably undertakes to the Company that the Investor shall, in relation to all shares of the Company held by the Investor or its nominee at the relevant record date(s) or other applicable time(s) (the “Shares”):

1.	in person or by proxy, cast all votes (whether on a show of hands or on a poll) in relation to the Shares in favour of the Resolutions in respect of which the Investor is then eligible to vote and which are proposed at the General Meeting (or any adjournment thereof) or any other shareholder meeting or class meeting (or any adjournment thereof) of the Company’s shareholders convened in connection with the Transactions;

2.	(to the extent that the Investor is not able to attend the General Meeting in person or by proxy), to return the forms of proxy (completed and voting in favour of the Resolutions in respect of which we are eligible to vote) in accordance with the instructions printed on those forms of proxy, as soon as reasonably practicable after receipt of the Notice of Meeting;

3.	in the case where the Shares (in whole or in part) are registered in the name of a nominee, direct the nominee to act as if the nominee were bound by the terms of these undertakings and the Investor shall use its best endeavours to do all acts and things necessary to carry out the terms hereof into effect as if the Investor had been the registered holder of the Shares registered in the name of such nominee;

4.	in person or by proxy, cast all votes (whether on a show of hands or on a poll) in relation to the Shares in favour of the De-Listing Resolutions in respect of which the Investor is eligible to vote and which are proposed at the De-Listing General Meeting (or any adjournment thereof) or any other shareholder meeting or class meeting (or any adjournment thereof) of the Company’s shareholders convened in connection with the De-Listing;

5.	(to the extent that the Investor is not able to attend the De-Listing General Meeting in person or by proxy), to return the forms of proxy (completed and voting in favour of the De-Listing Resolutions in respect of which we are eligible to vote) in accordance with the instructions printed on those forms of proxy, as soon as reasonably practicable after receipt of the relevant notice of meeting;

6.	in the case where the Shares (in whole or in part) are registered in the name of a nominee, direct the nominee to act as if the nominee were bound by the terms of these undertakings and the Investor shall use its best endeavours to do all acts and things necessary to carry out the terms hereof into effect as if the Investor had been the registered holder of the Shares registered in the name of such nominee; and

7.	not exercise or permit the exercise of the voting rights attaching to the Shares in any manner which would frustrate the implementation of the Transactions and/or the passing of the Resolutions and/or the implementation of the De-Listing.

The Investor further understands that the Company proposes to undertake a reverse stock split of the Ordinary Shares to regain compliance with the minimum bid price requirement for continued listing on the Principal Market (the “Reverse Stock Split”), which shall be conditional, inter alia, on the passing of certain resolutions of the shareholders of the Company in general meeting, which may be the De-Listing General Meeting or a separate general meeting.

The Investor irrevocably undertakes to the Company that the Investor shall at the relevant time(s) (i) in person or by proxy, cast all votes (whether on a show of hands or on a poll) in relation to the Shares in favour of all resolutions to approve the Reverse Stock Split in respect of which the Investor is eligible to vote and which are proposed at the De-Listing General Meeting (or any adjournment thereof) or any other shareholder meeting or class meeting (or any adjournment thereof) of the Company’s shareholders convened in connection with the Reverse Stock Split; (ii) to the extent the Investor is not able to attend such general meeting in person or by proxy), to return the forms of proxy (completed and voting in favour of the resolutions to approve the Reverse Stock Split in respect of which the Investor is eligible to vote) in accordance with the instructions printed on those forms of proxy, as soon as reasonably practicable after receipt of the notice of meeting; (iii) in the case where the Shares (in whole or in part) are registered in the name of a nominee, direct the nominee to act as if the nominee were bound by the terms of these undertakings and the Investor shall use its best endeavours to do all acts and things necessary to carry out the terms hereof into effect as if the Investor had been the registered holder of the Shares registered in the name of such nominee; and (iv) not exercise or permit the exercise of the voting rights attaching to the Shares in any manner which would frustrate the implementation of the Reverse Stock Split and/or the passing of any resolutions to implement the Reverse Stock Split.

The Investor consents to the particulars of these undertakings and its holdings of, and dealings in, relevant securities of the Company at the relevant time(s) being publicly disclosed in any announcement made by or on behalf of the Company in connection with the Transactions, in any regulatory filing or otherwise in accordance with any legal or regulatory requirement applicable to the Company.

As security for the Investor’s obligations under this undertaking, the Investor unconditionally and irrevocably appoints any director of the Company as its attorney if the Investor fails to vote the Shares in favour of the Resolutions, the De-Listing Resolutions or any resolutions to approve the Reverse Stock Split as set out in these undertakings, in the Investor’s name and on the Investor’s behalf to do all things and to execute all deeds and other documents as may be necessary or desirable to give effect to the Investor’s obligations under this Exhibit H and the Investor undertakes to ratify such acts and things and indemnify its attorney in full in respect of any such act or thing.

In the event that the General Meeting is not convened on or before 30 April 2024 or the De-Listing General Meeting is not convened on or before 30 June 2024, the Investor’s deemed respective obligations in relation to the Resolutions and the De-Listing Resolutions in this Exhibit H shall automatically lapse and be of no further force or effect and no party shall have any claim against any other save in respect of any prior breach of this Exhibit H.

The Investor shall procure that any necessary third party shall promptly execute and deliver such documents and perform such acts as may be required for the purpose of giving full effect to the Investor’s obligations under this Exhibit H. Time is of the essence in this deed as regards any time, date or period specified in this Exhibit H.

—